Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges on a consolidated basis for the periods indicated were as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in millions)
	(Unaudited)

Fixed Charges:
Interest expense and amortization of debt issuance costs(a)	$285	$361	$468	$570	$435	$90	$64
Interest portion of rental expense	16	15	18	14	16	13	10

Total fixed charges	301	376	$486	$584	$451	$103	$74

Earnings:
Income before income taxes	39	494	$(2,031)	$(569)	$(3,535)	$891	$1,494
Fixed charges per above	301	376	486	584	451	103	74
Total earnings, as adjusted	340	870	$(1,545)	$15	$(3,084)	$994	$1,568

Ratio of earnings to fixed charges(b)	1.13	2.31	—	0.03	—	9.65	21.19

(a)	The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, Income Taxes (formerly FASB Interpretation No. 48, Accounting for Income Taxes.)

(b)	Earnings were deficient by $1.545 billion for the year ended December 31, 2008 and $3.084 billion for the year ended December 31, 2006.